EXHIBIT 99.4

THE FOLLOWING MESSAGE WAS MADE AVAILABLE BY MASAYO TADA, PRESIDENT
OF DAINIPPON SUMITOMO PHARMA CO., LTD. TO EMPLOYEES OF DAINIPPON
SUMITOMO PHARMA CO., LTD.
ON SEPTEMBER 3, 2009

(English translation for reference purposes only)

PRESIDENT’S MESSAGE

2009.09.03

Our company has entered into an agreement pursuant to which we will acquire Sepracor Inc. (“Sepracor”), a medium sized pharmaceutical drug manufacturer having its headquarters in the state of Massachusetts in the United States, through a tender offer bid.  As stated in the concurrently issued press release, in 2008, Sepracor had sales of approximately 120 billion yen, operating profits of approximately 6 billion yen and approximately 2000 employees (of which 1200 are MR and 250 are in R&D).  Sepracor is a pharmaceutical company that specializes primarily in the areas of central nervous system and respiratory disorders and is an R&D-oriented company for which 90% of sales are accounted for through its own products.  Currently Sepracor is marketing a sleep inducing drug, and has over 700 MR who will be able to handle details of schizophrenia and bipolar disorder through additional training.  Sepracor also possesses the infrastructure necessary for operating a pharmaceutical business in the United States, including a group with expertise in negotiations with managed care and other insurance payment agencies and a legal group with a wealth of experience in litigation related to patents and drug safety issues.  We believe that Sepracor is ideal for the development of Lurasidone operations in the United States.

To date, we have repeatedly stated that we will concurrently examine “three options” for building a United States sales network.  The decision to acquire Sepracor was made taking into consideration the fact that we could expect to achieve the maximization of sales and profits for Lurasidone in the United States, the acceleration of the globalization of our company, and the strengthening of our research and development system.  The largest factor behind this decision was, as we recently announced, the favorable results of the PEARL II testing which has heightened the possibility of the approval of Lurasidone for the treatment of schizophrenia, and we believed that it would contribute to achieving our projected profits by providing a marketing network.

In reaching this conclusion, certain employees in the business strategy department, the research department, the development department, the legal department, the intellectual property department and elsewhere have worked for several weeks, putting off holidays, to travel overseas and have conducted due diligence by carefully examining Sepracor’s internal materials and have held intensive and confidential meetings with Sepracor.  Moreover, we have received advice from the financial advisors (who have provided support in corporate analysis and aided in negotiations), law firms, accounting firms, patent firms, and a variety of other advisors in both Japan and the United States.  Numerous discussions and deliberations have been made in management meetings, and ultimately the decision was made unanimously by management.  Management is in agreement.  The definitive agreement was signed today following approval of the board of directors.  We express our deepest gratitude to everyone involved for their efforts, support and understanding.

Because this acquisition will require funds roughly equal to our company’s annual sales, our company is expected to take on a large financial burden if the tender is completed.  The decision was made after thorough discussions with a number of financial institutions and detailed analysis, and we believe that the investment is of a manageable size for the company.  Another major reason for making this decision is that Sepracor is currently operating in the black and we believe Sepracor will contribute to improving our company’s cash flow.  Although this is a technical accounting matter, the difference between the acquisition price and the target company’s net assets is considered “goodwill”, which will be amortized annually under current J-GAAP.  While there is expected to be a large impact on annual profits and losses, further examination of the details will be required because the amortization life varies depending on the asset to be amortized.  We believe that we will be able to provide an explanation of the exact amount of impact once the acquisition is completed.

Please envision this.  Currently the size of our company’s pharmaceutical operations are roughly 200 billion yen.  120 billion yen in overseas sales is going to be added to this.  Research and development costs will increase by 25 billion yen from the current level of 55 billion yen to reach roughly 80 billion yen.  This will greatly widen the range of everyone’s activities.  Our numbers will be increased by 2000 friends who hold the capabilities required for developing business in the United States, and as our interactions deepen and we motivate one another, we expect to develop a large synergy of consciousness.  For everyone in MR, the effects from interactions with the MR in the United States who are active in the world’s largest pharmaceutical market will be immeasurable.

If this acquisition is completed, our company will be able to grow greatly as a global company, and we expect to be able to invest any anticipated increase in profits and R&D costs into our domestic operating base, which will have been strengthened through the integrated performance recovery plan.  We believe that we will then have moved closer to realizing our mid-term goal of creating “two pillars of business in Japan and overseas” at a more rapid pace than expected.

The tender offer process is about to begin.  If all goes well, this acquisition is expected to be completed in approximately one and a half months.

Thank you.

This message contains forward-looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “believes,” “anticipates,” “plans,” “expects,” “could”, “should” or similar expressions; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect current perspective on existing trends and information of Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) and Sepracor, as the case may be. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond DSP’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Sepracor stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, other business effects, including the effects of industry, economic or political conditions outside of DSP’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by Sepracor and any public filings made by DSP in Japan, as well as the tender offer documents to be filed by Aptiom, Inc. (“Aptiom”; a wholly-owned indirect subsidiary of DSP) and the Solicitation/Recommendation Statement to be filed by Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on DSP’s results of operations or financial condition. DSP does not undertake any obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

The tender offer for the outstanding common stock of Sepracor referred to in this message has not yet commenced. This message is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sepracor common stock will be made pursuant to an offer to purchase and related materials that Aptiom, a wholly-owned indirect subsidiary of DSP, intends to file with the SEC. At the time the tender offer is commenced, Aptiom is required to file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Sepracor is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sepracor. In addition, all of these materials (and other materials filed by Sepracor with the SEC) will be available at no charge from the SEC through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the SEC by Sepracor from http://www.sepracor.com.